AEV Charging, Inc



ANNUAL REPORT

2417 N Lincoln St

Burbank, CA 91504

(510) 698-2462

https://aevcharging.com/

This Annual Report is dated April 28, 2023.

BUSINESS

Company Overview

AEV Charging, Inc. ("AEV Charging" or the "Company") is a C-Corp. organized under the laws of the state of Delaware. We target the auto industry, focusing on the electric vehicle niche. Automakers are switching from internal combustion engines (ICE) to electric vehicles (EVs). In the next decade, the production of ICE cars will ultimately end. In the near future, hundreds of millions of EVs will require a charging infrastructure. Our company produces EV charging stations for home and commercial models, further expanding into fleet and other categories. AEV Charging is in the pre-revenue stage of development.

Mr. Arutyunyan is one of five defendants in a commercial lawsuit arising from a business and contractual dispute between private parties. The plaintiff, a private company, has asserted claims for breach of contract. The defendants believe the plaintiff's claims are baseless and meritless. The defendants have moved to dismiss all of the plaintiff's claims. None of the plaintiff's claims has been established. Based on the discussion with the legal team we expect the court to dismiss the pending motions.

Business Model

At the moment, we are utilizing a partial white labeling model. Our company makes printed wiring boards (PWB) for EV charging stations. These PWBs and installed software applications are bought by other companies who use them in their brand wraps. Now we are in the final stages of updating our box enclosures by the best-in-class industrial designers making them sleeker and more futuristic based on current market trends. We also plan to sell Energy-as-a-Service through our app and integrate different vendors into relevant web marketplaces.

Corporate Structure

AEV Charging, Inc was initially organized as Nextix Inc., a Delaware C-Corp on 5/19/2021 and the name changed to AEV Charging, Inc. on 7/14/2022.

Ownership of the company's intellectual property

AEV Charging filed a number of patents in the US that protect its hardware and software technology. The patents were initially filed by the CEO, who assigned them directly to the AEV Charging on November 17, 2022.

Previous Offerings

Type of security sold: SAFE
Final amount sold: $281,000.00
Use of proceeds: For R&D, product development, patents.
Date: September 01, 2021
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $550,000.00
Use of proceeds: Company operations and product development
Date: January 10, 2022
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $300,000.00
Use of proceeds: Company operations and product development
Date: November 01, 2022
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $1,000.00
Number of Securities Sold: 8,900,000
Use of proceeds: General operations
Date: May 19, 2021
Offering exemption relied upon: 506(b)

Name: Common Stock

Type of security sold: Equity
Final amount sold: $160,000.00
Number of Securities Sold: 1,100,000
Use of proceeds: General operations
Date: November 18, 2022
Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

How long can the business operate without revenue:

Since we have around $300k cash on hand and expect to have monthly burn rate around $30k, we estimate that we can operate without revenue for the next 10 months. We plan to extend the current Reg CF campaign and raise additional $700k. If fully raised, it will extend our runway to 30 months. The expenses we envision would be related to operations, salaries, marketing and business development. We experienced this burn rate during the past year and would keep it this way if the minimum is raised.

Foreseeable major expenses based on projections:

Based on the projection we foresee the following major expenses:

Salaries for the key personnel for daily operations, including the following roles: Engineering, Office Administration, Sales and Marketing, Customer service, and others. As well as lean business development and sales/marketing. We will run our marketing on a lean, cost-efficient basis in order to keep low user acquisition costs.

Future operational challenges:

Some of the challanges we foresee relates to the talent hiring. We operate in the hardware space and compete against other big companies. We are constantly looking for new talent to join our startup. In the past we were successfull with hiring best hardware startup oriented people and we want to continue doing this going foward.

Future challenges related to capital resources:

As the world economy might potentially enter recession in 2023, weak global economy might provide the biggest challenge in the future related to the capital raising. We do have already number of angels invested in our company and they confirmed that they will continue support us in the future rounds.

Future milestones and events:

We successfully completed development of the commercial models of charging stations. We already have number of interested parties that want to partner with us and this year we expect the start of the commercial sales. This will allow us to start generating revenues which will positively impact our financials.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $287,100.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Yevgen Arutyunyan

Yevgen Arutyunyan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, CFO, Treasurer, Secretary, Board Member
Dates of Service: May, 2021 - Present
Responsibilities: Responsible for managing a company's overall operations. At this time, Eugene received 4,000,000 common shares and does not receive salary compensation. The goal is to receive a salary after this Reg CF raise.

Other business experience in the past three years:

Employer: AutoEnterprise
Title: Partner
Dates of Service: December, 2019 - May, 2021
Responsibilities: Responsible for establishing partnerships with suppliers and manufacturing companies.

Name: Siranush Karoi

Siranush Karoi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Marketing Officer, Board Member
Dates of Service: April, 2021 - Present
Responsibilities: Overseeing the planning, development and execution of an organization's marketing and advertising initiatives. At this time Siranush received 2,150,000 common shares and does not receive salary compensation. The goal is to start receiving salary after this Reg CF raise.

Other business experience in the past three years:

Employer: Auto Enterprise EV
Title: Manager of Sales
Dates of Service: August, 2019 - April, 2021
Responsibilities: Siranush was responsible for the sales operations in the company. Her responsibility also included designing plans to meet targets, developing relationships with clients/customers, and evaluating costs for selling products and services.

Name: Avetik Bidzian

Avetik Bidzian's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CTO, Board Member
Dates of Service: April, 2021 - Present
Responsibilities: Overseeing the development of technology. At this time Avetik received 2,150,000 common shares and does not receive a salary compensation. The goal is the receive a salary after this Reg CF raise.

Other business experience in the past three years:

Employer: Lennox International
Title: Country Manager
Dates of Service: June, 2012 - August, 2022
Responsibilities: Avetik analyzed IT infrastructure and systems performance, including overseeing security of systems, networks, and enterprise information.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Yevgen Arutyunyan
Amount and nature of Beneficial ownership: 4,000,000
Percent of class: 40.0

Title of class: Common Stock
Stockholder Name: Avetik Bidzian
Amount and nature of Beneficial ownership: 2,150,000
Percent of class: 21.5

Title of class: Common Stock
Stockholder Name: Siranush Karoi
Amount and nature of Beneficial ownership: 2,150,000
Percent of class: 21.5

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions.

OUR SECURITIES

The company has authorized Common Stock, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,235,000 of Common Stock.

Common Stock

The amount of security authorized is 15,000,000 with a total of 10,000,000 outstanding.

Voting Rights

One vote per share. Please see Voting Rights of Securities Sold in this Offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the

Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

SAFE

The security will convert into Preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $1,131,000.00
Maturity Date: June 30, 2023
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Equity Financing
Material Rights

There are no material rights associated with SAFE.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired; however, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering Common Stock in the amount of up to $1,235,000 in this offering, and it may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation. We may never have an operational product or service It is possible that there may never be an operational EV Charging Station or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our EV Charging Station. Delays or cost overruns in the development of our EV Charging Station and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits AEV Charging, Inc. was formed on 05/19/2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. AEV Charging, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that EV Charging Stations is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on AEV Charging, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on AEV Charging, Inc. could harm our reputation and materially negatively impact our financial condition and business. Yevgen Arutyunyan is named as a defendant in a securities law-related lawsuit filed in the United States District Court, Indiana Southern, on May 9, 2022. No final order has been reached. Mr. Arutyunyan is one of five defendants in a commercial lawsuit arising from a business and contractual dispute between private parties. The plaintiff, a private company, has asserted claims for breach of contract. The defendants believe the plaintiff's claims are baseless and meritless. The defendants have moved to dismiss all of the plaintiff's claims. None of the plaintiff's claims has been established. Based on the discussion with the legal team we expect the court to dismiss the pending motions.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2023.

AEV Charging, Inc

By /s/ *Eugene Arutyunyan*

Name: AEV Charging Inc.

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

AEV CHARGING, INC. (FORMERLY, NEXTIX, INC.

FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
AEV Charging, Inc. (formerly, Nextix, Inc.)
Burbank, California

We have reviewed the accompanying financial statements of AEV Charging, Inc. (formerly, Nextix, Inc.), which comprise the balance sheet as of December 31, 2022, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of AEV Charging, Inc. (formerly, Nextix, Inc.) and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
April 20, 2023

AEV CHARGING, INC.
(FORMERLY, NEXTIX, INC.)
BALANCE SHEET
DECEMBER 31, 2022
(unaudited)

ASSETS

	2022
CURRENT ASSETS	
Cash and cash equivalents	$ 287,100
Accounts receivable, net	300,000
TOTAL CURRENT ASSETS	587,100
OTHER ASSETS	
Intangible assets, net	26,556
TOTAL ASSETS	$ 613,656

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ -
TOTAL CURRENT LIABILITIES	-
TOTAL LIABILITIES	-
SHAREHOLDERS' EQUITY	
Common stock, see note 3	1,500
Additional paid-in capital	271,500
SAFE obligations	1,131,000
Accumulated deficit	(790,344)
TOTAL SHAREHOLDERS' EQUITY	613,656
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 613,656

See independent accountant's review report and accompanying notes to financial statements.

AEV CHARGING, INC.
(FORMERLY, NEXTIX, INC.)
STATEMENT OF INCOME
DECEMBER 31, 2022
(unaudited)

	2022
REVENUES	$ -
COST OF GOODS SOLD	-
GROSS PROFIT	-
OPERATING EXPENSES	
Amortization expense	1,333
Advertising and marketing	32,000
General and administrative	167,000
Professional fees	49,000
Research and development	218,000
TOTAL OPERATING EXPENSES	467,333
NET OPERATING LOSS	(467,333)
NET LOSS	$ (467,333)

AEV CHARGING, INC.
(FORMERLY, NEXTIX, INC.)
STATEMENT OF EQUITY
DECEMBER 31, 2022
(unaudited)

	Common Stock		Additional Paid-in Capital	SAFE Obligations	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount				
BEGINNING BALANCE, JANUARY 1, 2022	8,900,000	$ 890	$ 112,110	$ 281,000	$ (323,011)	$ 70,989
Issuance of common stock	6,100,000	610	159,390	-	-	$ 160,000
Issuance of SAFE obligation	-	-	-	850,000	-	$ 850,000
Net loss	-	-	-	-	(467,333)	$ (467,333)
ENDING BALANCE, DECEMBER 31, 2022	15,000,000	$ 1,500	$ 271,500	$ 1,131,000	$ (790,344)	$ 613,656

AEV CHARGING, INC.
(FORMERLY, NEXTIX, INC.)
STATEMENT OF CASH FLOWS
DECEMBER 31, 2022
(unaudited)

	2022
CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (467,333)
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization expense	1,333
CASH USED FOR OPERATING ACTIVITIES	(466,000)
CASH FLOWS FROM INVESTING ACTIVITIES	
Cash used for intangible assets	(8,000)
CASH USED FOR INVESTING ACTIVITIES	(8,000)
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of SAFE obligations	550,000
Issuance of common stock	160,000
CASH PROVIDED BY FINANCING ACTIVITIES	710,000
NET INCREASE IN CASH	236,000
CASH AT BEGINNING OF YEAR	51,100
CASH AT END OF PERIOD	$ 287,100
CASH PAID DURING THE YEAR FOR:	
INTEREST	$ -
INCOME TAXES	$ -

See independent accountant's review report and accompanying notes to financial statements.

1. **Summary of Significant Accounting Policies**

    The Company
    AEV Charging, Inc. (formerly, Nextix, Inc.), (the "Company") was incorporated in the State of Delaware on May 19, 2021. On July 14, 2022, the Company filed a certificate of amendment with the Delaware Secretary of State to change their name from Nextix, Inc. to AEV Charging, Inc. The Company offers reliable charging solutions for business and home.

    Going Concern
    Since Inception, the Company has relied on funds from the issuance of common stock and SAFE obligations issued to fund its operations. As of December 31, 2022, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2022, the Company is still mostly in the developmental process, with no revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

    Fiscal Year
    The Company operates on a December 31st year-end.

    Basis of Presentation
    The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the year presented have been included.

    Use of Estimates
    The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

    Cash and Cash Equivalents
    The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2022, the Company held no cash equivalents.

    Risks and Uncertainties
    The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

    Accounts Receivable
    The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

    The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized

1. **Summary of Significant Accounting Policies (continued)**

Accounts Receivable (continued)
receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2022, the Company had no accounts receivable.

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of patents. Patents costs are amortized over the useful life of the patent. Amortization expense for the year ending December 31, 2022, was $1,333.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

1.   **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments (continued)

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company will generate revenues by selling electric vehicle charging stations. The Company's payments will be generally collected upfront. For the year ending December 31, 2022, the Company recorded nil in revenue.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity.* ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP.

1. **Summary of Significant Accounting Policies (continued)**

   New Accounting Pronouncements (continued)
   ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

   In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2. **Commitments and Contingencies**

   The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. **Equity**

   Common Stock
   Under the amended articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 15,000,000 shares, at a $0.0001 par value per share. As of December 31, 2022, 15,000,000 shares have been issued and are outstanding.

   SAFE Obligations
   Since inception, the Company issued several Simple Agreements for Future Equity ("SAFEs") for a total of $1,131,000, of which, $300,000 of cash was still due to the Company as of December 31, 2022. The agreements state if there is an equity financing before the termination of the SAFE, on the initial closing of an equity financing, the SAFE will automatically convert into the number of shares of preferred stock equal to the purchase amount divided by the conversion price which is (1) the SAFE price or (2) the discount price, whichever calculation results in a greater number of shares of preferred stock. The agreement states a post-money valuation cap of $10,000,000 with an 20% discount rate.

   The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

   As of December 31, 2022, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

   The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2022 are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required, or reflected in income for the year ended December 31, 2022.

4.   **Going Concern**

These financial statements are prepared on a going concern basis. The Company registered on May 19, 2021, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

5.   **Subsequent Events**

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $1,235,000 in Common Stock at 1.00 per share. The Company is attempting to raise a minimum amount of $15,000 in this offering and up to $1,235,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through StartEngine Capital, LLC (the "Intermediary" aka "StartEngine"). The Intermediary will be entitled to receive up to a 9% commission fee and 3% of the securities issued in this offering.

As of April 20, 2023, the Company has non-binding commitments of $317,551 from 373 investors.

Managements Evaluation
The Company has evaluated subsequent events through April 20, 2023, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

CERTIFICATION

I, Eugene Arutyunyan, Principal Executive Officer of AEV Charging, Inc, hereby certify that the financial statements of AEV Charging, Inc included in this Report are true and complete in all material respects.

Eugene Arutyunyan

CEO